                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                                (Rule 13d-102)

            Information Statement pursuant to Fules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)


                       Bottomline Technologies (de), Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   103188106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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______________________________________________________________________________

1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
    PERSONS

       Daniel M. McGurl
______________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

       Inapplicable                                       (b) [ ]
______________________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
_____________________________________________________________________________

      NUMBER OF         5.     Sole Voting Power

       SHARES                  1,601,050 shares
                        ______________________________________________________
    BENEFICIALLY
                        6.     Shared Voting Power
      OWNED BY
                               0 shares
        EACH            ______________________________________________________

      REPORTING         7.     Sole Dispositive Power

       PERSON                  1,601,050 shares
                        ______________________________________________________
        WITH
                        8.     Shared Dispositive Power

                               0 shares
______________________________________________________________________________

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,601,050 shares (Consists of the following: (a) 1,593,750 shares of Common Stock and (b) 7,500 shares Mr. McGurl has the right to acquire within 60 days of December 31, 1999 upon the exercise of options).
______________________________________________________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
______________________________________________________________________________

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     14.9%
______________________________________________________________________________

12.  TYPE OF REPORTING PERSON

     IN
______________________________________________________________________________
                  *SEE INSTRUCTION PAGE BEFORE FILLING OUT!

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Item 1(a)    Name of Issuer:
             --------------
                  Bottomline Technologies (de), Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

                  Bottomline Technologies (de), Inc.
                  155 Fleet Street
                  Portsomouth, NH  03801


Item 2(a)   Name of Person Filing:
            ----------------------
                  Daniel M. McGurl


Item 2(b)   Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

                  Daniel M. McGurl
                  c/o Bottomline Technologies (de), Inc.
                  155 Fleet Street
                  Portsmouth, NH  03801


Item 2(c)   Citizenship:
            ------------

                  United States of America


Item 2(d)   Title of Class of Securities:
            -----------------------------

                  Common Stock, $.001 par value


Item 2(e)   CUSIP Number:
            -------------

                  103188106


Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
            -----------------------------------------------------------------

                  Inapplicable


Item 4      Ownership:*
            ---------

       (a)  Amount Beneficially owned:

               1,601,250

            This amount includes the right to acquire within sixty days of December 31, 1999, 7,500 shares upon the exercise of options.

------------

*   As of December 31, 1999

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       (b)  Percent of class: 14.9%

       (c)  Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote:  1,601,250

            (ii)   Shared power to vote or to direct the vote:  0

            (iii)  Sole power to dispose or to direct the disposition of:  1,601,250

            (iv)   Shared power to dispose or to direct the disposition of:  0

Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

                  Inapplicable


Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

                  Inapplicable


Item 7      Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            ------------------------------------------------------------

                  Inapplicable


Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

                  Inapplicable


Item 9      Notice of Dissolution of the Group:
            -----------------------------------

                  Inapplicable


Item 10     Certification:
            --------------

                  Inapplicable


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2000
                                              -----------------------
                                                       Date

                                              /s/ Daniel M. McGurl
                                              -----------------------
                                              Daniel M. McGurl


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